ARCELORMITTAL 6-K

Exhibit 99.1

press release

Statement regarding tragic accident in Kazakhstan

28 October 2023, 10:20 CET

ArcelorMittal can confirm that earlier on the 28th October, a tragic accident occurred at its Kostenco coal mine. As at this time, 25 of our employees are confirmed dead with a further 21 still missing.  206 people were safely evacuated to the surface. No words can adequately convey the devastation the company feels following this accident.  Everything that can be done to support the families who have lost loved ones through this deeply painful time will be done.

ArcelorMittal can also confirm, as communicated earlier today by the government of Kazakhstan, that the two parties have been in discussions concerning the future of ArcelorMittal Temirtau and recently signed a preliminary agreement for a transaction that will transfer ownership to the Republic of Kazakhstan.

ArcelorMittal is committed to completing this transaction as soon as possible in order to minimise disruption to the greatest extent possible.  Both parties are very much focused on an outcome that is in the best interests of the people who work at the steel plant and iron-ore and coal mines, as well as the communities the operations support.  Further statements will be made as appropriate.

ENDS

About ArcelorMittal

ArcelorMittal is the world's leading steel company, with a presence in 60 countries and primary steelmaking facilities in 16 countries. In 2022, ArcelorMittal had revenues of $79.8 billion and crude steel production of 59 million metric tonnes, while iron ore production reached 50.9 million metric tonnes.

Our purpose is to produce ever smarter steels that have a positive benefit for people and planet. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

General	+44 20 7543 1128
Retail	+44 20 3214 2893
SRI	+44 20 3214 2801
Bonds/Credit E-mail	+33 171 921 026 investor.relations@arcelormittal.com

Contact information ArcelorMittal Corporate Communications
Paul Weigh Tel: E-mail:	+44 20 3214 2419 press@arcelormittal.com